CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – PREPARED BY MANAGEMENT

 (Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED

OCTOBER 31, 2024 & 2023

NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023

The accompanying unaudited condensed interim consolidated financial statements of Red Metal Resources Ltd. (the "Company") for the three and nine months ended October 31, 2024 and 2023, have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the condensed interim statements by an entity's auditor. These unaudited condensed interim consolidated financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) (Unaudited)

		October 31,	January 31,
	Note	2024	2024
ASSETS
Current
Cash		$11,296	$25,699
Prepaids and other receivables	7	77,316	75,924
Total current assets		88,612	101,623

Equipment	6,11	31,143	38,935
Exploration and evaluation assets	5,11	718,297	700,852
Total assets		$838,052	$841,410

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Accounts payable		$237,802	$173,954
Accrued liabilities		4,976	51,893
Due to related parties	10	664,264	600,223
Notes payable	10	357,965	2,561,691
Total current liabilities		1,265,007	3,387,761

Long-term notes payable to related parties	10	1,687,734	-
Withholding taxes payable	8	141,029	138,568
Total liabilities		3,093,770	3,526,329

Shareholders' deficit
Share capital	9,10	8,900,303	8,176,210
Share-based payment reserve	9,10	4,348,527	4,078,941
Deficit		(15,123,094)	(14,552,074)
Accumulated other comprehensive loss		(381,454)	(387,996)
Total shareholders' deficit		(2,255,718)	(2,684,919)
Total liabilities and shareholders' deficit		$838,052	$841,410
Nature and continuance of operations (Note 1)
Subsequent events (Note 13)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs	/s/ Brian Gusko
Director	Director

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Expressed in Canadian Dollars) (Unaudited)

		Three months ended October 31,		Nine months ended October 31,
	Note	2024	2023	2024	2023

Operating expenses
Amortization	6	$2,556	$3,619	$8,135	$12,475
Consulting fees	10	28,000	30,000	93,407	95,000
General and administrative		44,609	18,687	142,160	114,457
Mineral exploration costs	5	11,279	1,143	49,588	40,789
Professional fees	10	2,540	2,474	58,878	14,874
Regulatory		6,107	10,019	34,020	28,511
Salaries, wages and benefits		6,161	5,893	17,205	28,738
Share-based compensation	9,10	46,376	-	46,376	-
		(147,628)	(71,835)	(449,769)	(334,844)
Other items
Foreign exchange loss		(267)	(42,673)	(2,205)	(39,069)
Forgiveness of debt		-	-	14,916	-
Interest on notes payable	10	(40,631)	(48,868)	(133,962)	(139,086)

Net loss		(188,526)	(163,376)	(571,020)	(512,999)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation		4,938	(61,462)	6,542	(44,569)

Comprehensive loss		$(183,588)	$(224,838)	$(564,478)	$(557,568)

Net loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of shares outstanding - basic and diluted:		32,770,726	18,288,861	25,762,442	18,288,861

Note: All share and per share amounts in these condensed interim consolidated financial statements have been retrospectively adjusted to reflect the 1-for-3 share consolidation completed on May 23, 2024.

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (Expressed in Canadian Dollars) (Unaudited)

	Share Capital
	Number of common shares issued	Amount	Share-based payment reserve	Deficit	Accumulated other comprehensive income/(loss)	Total deficit
Balance at January 31, 2023	18,288,861	$8,176,210	$4,078,941	$(13,914,265)	$(317,002)	$(1,976,116)

Net loss	-	-	-	(512,999)	-	(512,999)
Foreign exchange translation	-	-	-	-	(44,569)	(44,569)

Balance, October 31, 2023	18,288,861	$8,176,210	$4,078,941	$(14,427,264)	$(361,571)	$(2,533,684)

Balance, January 31, 2024	18,288,861	$8,176,210	$4,078,941	$(14,552,074)	$(387,996)	$(2,684,919)

Shares issued for private placement	1,750,000	87,500	-	-	-	87,500
Shares issued on conversion of debt	12,731,865	636,593	77,362	-	-	713,955
Forgiveness of debt with related parties	-	-	145,848	-	-	145,848
Share-based compensation	-	-	46,376	-	-	46,376
Net loss	-	-	-	(571,020)	-	(571,020)
Foreign exchange translation	-	-	-	-	6,542	6,542

Balance, October 31, 2024	32,770,726	$8,900,303	$4,348,527	$(15,123,094)	$(381,454)	$(2,255,718)

Note: All share and per share amounts in these condensed interim consolidated financial statements have been retrospectively adjusted to reflect the 1-for-3 share consolidation completed on May 23, 2024.

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars) (Unaudited)

	Nine Months Ended October 31,
	2024	2023

Cash flows used in operating activities
Net loss	$(571,020)	$(512,999)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on notes payable	133,962	139,086
Amortization	8,135	12,475
Foreign exchange	(802)	38,223
Forgiveness of debt	(14,916)	-
Share-based compensation	46,376	-
Write-off of equipment	263	-
Changes in operating assets and liabilities
Prepaids and other receivables	(1,391)	36,711
Accounts payable	85,259	71,018
Accrued liabilities	(46,919)	(47,046)
Due to related parties	113,554	133,237
Net cash used in operating activities	(247,499)	(129,295)

Cash used in investing activities
Acquisition of unproved mineral properties	(5,000)	-
Net cash used in investing activities	(5,000)	-

Cash flows provided by financing activities
Cash received on subscription to shares	87,500	-
Issuance of notes payable to related parties	150,482	131,617
Net cash provided by financing activities	237,982	131,617

Effects of foreign currency exchange on cash	114	(1,214)

Increase (decrease) in cash	(14,403)	1,108
Cash, beginning	25,699	20,776
Cash, ending	$11,296	$21,884

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the "Company") is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA ("Polymet") organized under the laws of the Republic of Chile, and in Canada, in the provinces of Quebec and Ontario. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company's head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is at 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5. The Company's mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet's head office is located in Vallenar, III Region of Atacama, Chile.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at October 31, 2024, the Company has not advanced its mineral properties to commercial production and is not able to finance day-to-day activities through operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at October 31, 2024, the Company had $11,296 cash and working capital deficit of $1,176,395. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company's exploration program and development of mineral assets. These conditions may cast substantial doubt on the Company's ability to continue as a going concern.

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. As a result of the share consolidation, the number of issued and outstanding ordinary shares was reduced from 54,866,625 to 18,288,861 shares. The share consolidation did not change the proportionate ownership interest of any shareholder or the total equity attributable to the Company's shareholders. All references to share and per share amounts in these condensed interim consolidated financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

These condensed interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements and such adjustments may be material.

2. BASIS OF PREPARATION

These condensed interim consolidated financial statements were authorized for issue on December 23, 2024, by the directors of the Company.

a) Statement of Compliance and Basis of Presentation

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations  Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook - Accounting including IAS 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended January 31, 2024.

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which have been measured at fair value.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

Balance sheet items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

b) Material accounting policies

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company's consolidated financial statements for the year ended January 31, 2024.

c) Functional & presentation currencies

The functional currency of the Company is the Canadian dollar. The functional currency of the Company's subsidiary, Polymet, is the Chilean peso, which is determined to be the currency of the primary economic environment in which Polymet operates.

d) Accounting standards issued but not yet effective

Accounting standards, amendments to standards, or interpretations have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's condensed interim consolidated financial statements.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. The current market conditions introduce additional uncertainties, risks and complexities in management's determination of the estimates and assumptions used to prepare the Company's financial results. As volatility in financial markets is an evolving situation, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

• classification/allocation of expenses as exploration and evaluation expenditures;

• classification and measurement of the Company's financial assets and liabilities;

• determination that the Company is able to continue as a going concern; and

• determination whether there have been any events or changes in circumstances that indicate the impairment of the Company's exploration and evaluations assets.

Key sources of estimation uncertainty include the following:

• the carrying value and recoverability of exploration and evaluation assets;

• recoverability and measurement of deferred tax assets;

• provisions for restoration and environmental obligations and contingent liabilities; and

• measurement of share-based transactions.

4. FINANCIAL INSTRUMENTS AND RISKS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels at the fair value hierarchy are:

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

Level 1 - quoted prices in active markets for identical assets and liabilities.

Level 2 - observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 - unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs.

Categories of financial instruments

As at:	October 31, 2024	January 31, 2024
Financial assets:
FVTPL
Cash	$11,296	$25,699
Financial liabilities:
Amortized cost
Accounts payable	$237,802	$173,954
Due to related parties	$664,264	$600,223
Current portion of notes payable issued to related parties	$357,965	$2,561,691

Assets and liabilities measured at fair value on a recurring basis:

As at October 31, 2024	Level 1	Level 2	Level 3	Total
Cash	$11,296	$-	$-	$11,296

Accounts payable, due to related parties, and the current portion of the notes payable issued to related parties approximate their fair value due to the short-term nature of these instruments.

Risk management

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk and liquidity risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities.

Credit risk:

Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying amount on the statement of financial position and arises from the Company's cash, which is held with a high-credit quality financial institutions in Canada and in Chile. As such, the Company's credit risk exposure is minimal.

Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i. Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

ii. Currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and Chilean Peso could have an effect on the Company's results of operations, financial position, and/or cash flows. At October 31, 2024, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

iii. Equity price risk:

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company's sources of funding have been through equity financings and loans from the Company's management and its significant shareholder. The Company's access to financing is uncertain, and there can be no assurance of continued access to significant debt or equity funding.

The following table details the remaining contractual maturities of the Company's financial liabilities as of October 31, 2024:

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$242,778	$-	$-
Amounts due to related parties	664,264	-	-
Loans payable	357,965	2,181,745	-
Withholding taxes payable	-	-	141,029
	$1,265,007	$2,181,745	$141,029

5. EXPLORATION AND EVALUATION ASSETS

As of October 31, 2024, and January 31, 2024, the Company's interest in exploration and evaluation assets consisted of three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. During the third quarter ended October 31, 2024, the Company entered into an agreement to acquire four separate packages of mineral claims and mineral claim applications in Ville Marie, Quebec. The Company capitalizes acquisition costs incurred on the Company's exploration and evaluation properties; the costs associated with exploration and drilling programs as well as property tax payments are expensed as period costs in the period they are incurred. Following tables present acquisition costs associated with each property as of October 31, 2024 and January 31, 2024:

Exploration and evaluation assets at October 31, 2024

	January 31, 2024	Acquisition costs	Effect of foreign currency translation	October 31, 2024
Farellón Project
Farellón	$394,421	$-	$7,003	$401,424
Quina	152,025	-	2,700	154,725
Exeter	154,406	-	2,742	157,148
Farellón Project, sub-total	700,852	-	12,445	713,297
Ville Marie Project	-	5,000	-	5,000
Total costs	$700,852	$5,000	$12,445	$718,297

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

Exploration and evaluation assets at January 31, 2024

	January 31, 2023	Acquisition costs	Effect of foreign currency translation	January 31, 2024
Farellón Project
Farellón	$452,048	$-	$(57,627)	$394,421
Quina	174,237	-	(22,212)	152,025
Exeter	176,966	-	(22,560)	154,406
Total costs	$803,251	$-	$(102,399)	$700,852

During the nine-month periods ended October 31, 2024 and 2023, the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the nine-month period ended October 31, 2024

	Farellón Project	Perth Project	Mateo Project	Ville Marie Project	Total Costs
Property taxes paid	$9,185	$21,295	$1,800	$-	$32,280
Camp costs (including meals and travel)	2,855	-	-	-	2,855
Geological fees	-	-	-	10,000	10,000
Total exploration costs	$12,040	$21,295	$1,800	$10,000	$45,135

Exploration costs for the nine-month period ended October 31, 2023

	Farellón Project	Perth Project	Mateo Project	Ville Marie Project	Total Costs
Property taxes paid	$10,301	$19,725	$1,667	$-	$36,198
Assay costs	192	-	-	-	192
Total exploration costs	$10,493	$19,725	$1,667	$-	$36,390

In addition to the costs listed in the tables above, during the nine-month period ended October 31, 2024, the Company incurred $4,453 in regulatory fees associated with claim maintenance (2023 - $4,399). These fees are included in the mineral exploration costs in the consolidated statements of comprehensive loss.

6. EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at October 31, 2024 and January 31, 2024 are as follows:

Cost	Equipment
Balance at January 31, 2023	$109,348
Effect of foreign currency translation	(13,939)
Balance at January 31, 2024	95,409
Disposition of equipment	(13,177)
Effect of foreign currency translation	1,459
Balance at October 31, 2024	$83,691

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

Accumulated depreciation
Balance at January 31, 2023	$48,395
Additions	15,797
Effect of foreign currency translation	(7,718)
Balance at January 31, 2024	56,474
Additions	8,135
Disposition of equipment	(12,914)
Effect of foreign currency translation	853
Balance at October 31, 2024	$52,548

Net carrying amounts
Balance, January 31, 2024	$38,935
Balance, October 31, 2024	$31,143

7. PREPAIDS AND OTHER RECEIVABLES

Prepaids and other receivables consisted of the following as at October 31, 2024 and January 31, 2024:

	October 31, 2024	January 31, 2024

GST receivable	$10,052	$2,352
Prepaid expenses for general and administrative fees	67,264	73,572
Total prepaids and other receivables	$77,316	$75,924

8. WITHHOLDING TAXES PAYABLE

As at October 31, 2024 and January 31, 2024, the Company had $141,029 and $138,568 in Chilean withholding taxes payable, respectively.

9. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value (the "Shares").

Share consolidation

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. As a result of the share consolidation, the number of issued and outstanding ordinary shares was reduced from 54,866,625 to 18,288,861 shares. The share consolidation did not change the proportionate ownership interest of any shareholder or the total equity attributable to the Company's shareholders. All references to share and per share amounts in the financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

Common shares issued during the nine-month period ended October 31, 2024:

On June 19, 2024, the Company closed the first tranche of a private placement financing (the "Offering") issuing 1,200,000 Shares for gross proceeds of $60,000.

In addition, the Company issued a total of 12,581,865 Shares on conversion of $629,093 the Company owed to its related parties. Of this amount, $450,000 owed under the notes payable to related parties were reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024, $50,000 were owed to Da Costa Management Corp, an entity owned by the Company's CFO, for prior consulting services, and $129,093 were owed to Fladgate Exploration Consulting Corporation, an entity partly owned by Mr. Thompson, the Company's director and VP of Exploration, and Ms. Jeffs, the Company's director and CEO, under an 8% note payable due on demand. Fladgate forgave the interest accumulated on the principal due under the note, being $77,362, which was recorded as share-based payment reserve (Note 10).

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

On July 18, 2024, the Company closed the second and final tranche of the Offering issuing 550,000 Shares for gross proceeds of $27,500.

On July 18, 2024, the Company issued 150,000 Shares on conversion of $7,500 the Company owed to one of its vendors.

Warrants

The changes in the number of warrants outstanding during the nine-month period ended October 31, 2024, and for the year ended January 31, 2024, are as follows:

	Nine months ended October 31, 2024			Year ended January 31, 2024
	Number of warrants		Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	2,453,473		$1.17	4,732,996	$1.14
Warrants expired	(2,453,473)		$1.17	(2,279,523)	$1.77
Warrants outstanding, ending	-	$	n/a	2,453,473	$1.17

Options

The Company adopted an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may, from time to time, at their discretion and in accordance with the CSE requirements, grant stock options to directors, officers and technical consultants for up to 10% of the issued and outstanding common shares of the Company.  Such options are exercisable for a period of up to ten years from the date of grant.  Exercise price and vesting terms are determined at the time of grant by the Board of Directors.

On October 2, 2024, the Company's board of directors granted 1,200,000 incentive stock options to its directors, officers, and consultants. The stock options are exercisable at a price of $0.12 per share for a period of two years expiring on October 2, 2026. The options vested immediately upon grant, and the Company recognized $46,376 as share-based compensation associated with these options. The fair value of these stock options was estimated using the Black-Scholes Option Pricing model using the following assumptions:

Expected life	2 years
Annualized volatility	328%
Risk-free interest rate	2.98%
Dividend yield	Nil
Fair Value at the date of grant	$0.04

The changes in the number of options outstanding during the nine-month period ended October 31, 2024, and for the year ended January 31, 2024, are as follows:

	Nine months ended October 31, 2024		Year ended January 31, 2024
	Number of options	Weighted average exercise price	Number of options		Weighted average exercise price
Options outstanding, beginning	556,667	$0.75	573,333		$0.75
Options granted	1,200,000	$0.12	-	$	n/a
Options expired	(116,667)	$0.75	(16,666)		$0.75
Options outstanding, ending	1,640,000	$0.29	556,667		$0.75

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

Details of options outstanding as at October 31, 2024, are as follows:

Number of options exercisable	Grant date	Exercise price and expiry date
440,000	November 24, 2021	$0.75 expiring on November 24, 2026
1,200,000	October 2, 2024	$0.12 expiring on October 2, 2026
1,640,000

10. RELATED PARTY TRANSACTIONS

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

Transactions with Related Parties

During the three- and nine-month periods ended October 31, 2024 and 2023, the Company incurred the following expenses with related parties:

	Three months ended October 31,		Nine months ended October 31,
	2024	2023	2024	2023
Consulting fees to a company owned by the Chief Financial Officer ("CFO")	$15,000	$15,000	$45,000	$45,000
Consulting and geological fees to a company controlled by directors	10,000	15,000	20,000	45,000
Consulting fees to a director and Vice President ("VP") of Finance	12,000	-	20,000	-
Consulting fees to a former director	-	-	10,000	-
Investor relation expenses to a company controlled by officers and directors	-	-	-	5,400
Legal fees paid to a company controlled by a director	3,461	5,060	17,321	16,615
Share-based compensation paid to directors and officers	38,647	-	38,647	-
Total transactions with related parties	$79,108	$35,060	$150,968	$112,015

Amounts due to Related Parties

The following amounts were due to related parties as at:

	October 31, 2024	January 31, 2024

Due to a company owned by the CFO (c)	$156,137	$158,831
Due to a company controlled by directors	171,806	155,803
Due to a company controlled by directors	226,173	203,450
Due to a director and Chief Executive Officer ("CEO") (b)	71,778	68,159
Due to the CFO (b)	1,392	1,340
Due to a director and VP of Finance	11,859	-
Due to a former director	10,000	-
Due to a shareholder (b)	3,479	3,349
Due to a company controlled by a director	11,640	9,291
Total due to related parties (a)	$664,264	$600,223

(a) Amounts are unsecured, due on demand and bear no interest.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

(b) On July 29, 2020, Polymet entered into mining royalty agreements (the "NSR Agreements") with the Company's director and CEO, CFO, and the significant shareholder (the "Purchasers") to sell net smelter returns (the "NSR") on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company's director and CEO agreed to acquire the NSR for $2,087 (US$1,500), CFO agreed to acquire the NSR for $1,392 (US$1,000), and a significant shareholder agreed to acquire the NSR for $3,479(US$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the significant shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

(c) On June 19, 2024, the Company entered into a debt settlement agreement with Da Costa Management Corp, an entity owned by the Company's CFO, who agreed to convert a total of $50,000 owed for regular trade payables into 1,000,000 Shares at $0.05 per share (Note 9).

Notes payable to Related Parties

The following amounts were due under the notes payable the Company issued to related parties:

	October 31, 2024			January 31, 2024
	Current (b)	Long-term(b)	Total(b)	Total
Note payable to a director and CEO	$150,916	$912,861	$1,063,777	$1,325,624
Note payable to CFO	1,290	10,940	12,230	17,664
Note payable to a company controlled by directors	-	-	-	200,240
Note payable to a company controlled by directors	149,787	291,226	441,013	340,611
Note payable to a significant shareholder	55,972	472,707	528,679	677,552
Total notes payable to related parties (a)	$357,965	$1,687,734	$2,045,699	$2,561,691

(a) The notes payable to related parties are unsecured and accumulate interest at a rate of 8% per annum.

(b) On May 9, 2024, The Company restructured its debt with related parties in the amount of $1,911,451 (the "Debt"), whereby the creditors agreed to forgive a total of $145,848 in interest accrued on the notes payable (which was recorded as part of the share-based payment reserve), and to restructure repayment of remaining balance of $1,765,603 together with interest accrued thereon over a period of 60 months to be payable in semi-annual installment payments, with the first payment being scheduled for November 9, 2024. The current liabilities include $200,000 representing two installment payments that are due on November 9, 2024, and May 9, 2025, under the restructured loan agreements; the remaining $157,965 represents the notes payable the Company issued to its related parties on the advances received outside of the debt restructuring agreements. During the year ended January 31, 2024, the debt due under the notes payable was payable on demand and, therefore, was included as part of the current liabilities.

In addition, on May 9, 2024, the Company was notified that $450,000 owed under the notes payable with related parties were reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024. This amount was converted to 9,000,000 Shares at $0.05 per Share, as part of the June 19, 2024, debt settlement transaction (Note 9).

On June 19, 2024, the Company entered into a debt settlement agreement with Fladgate Exploration Consulting Corporation, an entity partly owned by Mr. Thompson, the Company's director and VP of Exploration, and Ms. Jeffs, the Company's director and CEO, who agreed to forgive an interest accrued on the notes payable totaling $77,362 and to convert the remaining $129,093 into 2,581,865 Shares at $0.05 per Share. The debt forgiveness associated with interest accrued on the note payable up to the date of conversion was recorded as part of the share-based payment reserve (Note 9).

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2024 & 2023 (Expressed in Canadian Dollars) (Unaudited)

During the three-month period ended October 31, 2024, the Company accrued $40,631 (October 31, 2023 - $48,868) in interest expense on the notes payable to related parties. During the nine-month period ended October 31, 2024, the Company accrued $133,962 (October 31, 2023 - $139,086) in interest expense on the notes payable to related parties.

11. SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments. All of the Company's equipment is located in Chile, and the exploration and evaluation assets are located in Chile and in Canada as follows:

	Chile		Canada
	October 31, 2024	January 31, 2024	October 31, 2024	January 31, 2024
Equipment	$31,143	$38,935	$-	$-
Exploration and evaluation assets	713,297	700,852	5,000	-
	$744,440	$739,787	$5,000	$-

12. CAPITAL MANAGEMENT

The Company manages its capital, consisting of share and working capital, in a manner consistent with the risk characteristic of the assets it holds. All sources of financing are analyzed by management and approved by the Board of Directors. The Company's objectives when managing capital is to safeguard the Company's ability to continue as a going concern and to support the exploration and development of its exploration and evaluation assets and to sustain future development of its business. The Company is meeting its objective of managing capital through preparing short-term and long-term cash flow analysis to ensure an adequate amount of liquidity. The Company is not subject to any externally imposed capital restrictions. There were no changes in the Company's approach to capital management during the period.

13. SUBSEQUENT EVENTS

On November 22, 2024, the Company completed the first tranche of the non-brokered private placement (the "Offering") issuing 3,000,000 flow-through units (the "FT Units") at $0.10 per FT Unit for gross proceeds of $300,000 and 915,000 non-flow-through units (the "NFT Units") at $0.08 per NFT Unit for gross proceeds of $73,200. Each FT Unit consisted of one flow-through common share (an "FT Share") and one-half of one non-transferable Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each NFT Unit consisted of one common share (a "Common Share") and one-half of one non-transferable Common Share purchase Warrant. Each whole Warrant is exercisable to acquire one Common Share at $0.12 per Common Share until May 22, 2026.

The Company paid an aggregate finder's fees of $30,000 and issued 300,000 Share purchase warrants (the "Finder's Warrants"). Each Finder's Warrant is exercisable to acquire one Common Share at $0.12 per Common Share until May 22, 2026.

On November 13, 2024, the Company issued 1,100,000 Common Shares pursuant to the definitive agreement (the "Agreement") with an arm's length vendor to acquire a 100% interest in the Ville Marie Project, consisting of three separate packages of mineral claims and mineral claim applications (Note 5).

On December 2, 2024, the Company entered into an agreement to acquire a 100% interest in 149 mineral claims located in the Larder Lake Mining District of Ontario. The Company issued 2,250,000 Common Shares on December 12, 2024, the $8,000 cash acquisition payment remained unpaid as at December 23, 2024. No royalty is to be paid out of any potential future revenue.

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